Exhibit 3.6

Shareholders' Agreement

in relation to the Parties' share portfolios
in CureVac N.V. (NL-Amsterdam)

between

Kreditanstalt für Wiederaufbau

Palmengartenstr. 5-9, 60325 Frankfurt am Main

- hereinafter referred to as "Federal Investor" -

on the one hand

and

Dievini Hopp BioTech holding GmbH & Co KG
represented by its general partner dievini Verwaltungs GmbH
Johann-Jakob-Astor-Str. 57,
69190 Walldorf

- hereinafter referred to as "dievini" -

and

Mr Dietmar Hopp

- hereinafter referred to as 'DH' -

on the other hand

Federal Investor and dievini and DH

hereinafter jointly referred to as 'Parties' or individually as 'Party'

Shareholders' Agreement between Federal Investor, dievini and DH

Table of contents

Preamble		3

1	Agreement on Partial restriction of voting rights; Rules on Appropriate Conduct and Extension of Obligations	6

2	Purpose of Partial Restriction of Voting Rights, Undertaking	8

3	Restricted items of resolutions	8

4	Internal Coordination and Resolution on Restricted items of resolutions	10

5	Sale of Restricted Shares	12

6	Extended holding period and tender obligations	13

7	Other Obligations of the Parties	15

8	Investment commitment DH	17

9	Term	18

10	Confidentiality	19

11	Notices	20

12	Condition Precedent	21

13	Final Provisions	21

Shareholders' Agreement between Federal Investor, dievini and DH

Preamble

A	CureVac AG, with its registered seat in Tübingen and registered in the Commercial Register of the Regional Court of Stuttgart under HRB 754041, is a highly innovative biotechnology company that develops therapeutic vaccines or active pharmaceutical ingredients based on mRNA technology ("CureVac AG"). CureVac AG has a German subsidiary, CureVac Real Estate GmbH, also with its registered seat in Tübingen and registered with the Commercial Register of the Regional Court of Stuttgart under HRB 757523, which performs GMP-compliant production of active pharmaceutical ingredients; in Frankfurt am Main, CureVac AG has a production facility focusing on clinical development. In addition, CureVac AG also has a presence in the USA (CureVac Inc.) with its registered seat in Boston.

B	CureVac AG is preparing an initial public offering on NASDAQ for summer 2020. As part of this preparation, CureVac AG intends to conduct a prior further private financing round, in which inter alia the Federal Investor will participate, acting in the interest and on the instructions of the Federal Republic of Germany (“Federal Government”) pursuant to Sec. 2 par. 4 KfW-Act (KfW-Gesetz).

C	In the course of the preparation of the IPO, all shares in CureVac AG will be contributed as a contribution in kind into a Dutch B.V. ("CureVac B.V.") in return for shares in the B.V. CureVac B.V., which as a result will become the sole shareholder of CureVac AG, is subsequently converted into a N.V. ("CureVac N.V."). In the course of the contribution, any special and preferential rights of the shareholders in CureVac AG at that time will not continue at the level of CureVac N.V. The shares of CureVac N.V. will then be listed on NASDAQ ("IPO"). CureVac N.V. will reflect the shareholding structure of the shareholders purely in terms of the nominal amounts at CureVac AG prior to the contribution and will exclusively perform pure holding functions. Thus, CureVac AG will be indirectly listed on NASDAQ, gain access to the US capital market, which is the most important global capital market for biotechnology companies, raise the liquidity required for the development of the company and attract additional investors. CureVac AG's administrative seat (and thus its tax domicile) will remain in Germany after the IPO. Likewise, the operational business will remain as before with CureVac AG and its subsidiaries, so that the main location for research and development as well as the production facility for the manufacturing of active pharmaceutical ingredients will continue to be located in Tübingen.

Shareholders' Agreement between Federal Investor, dievini and DH

D	The federal government is guided to a large extent by the industrial policy objective of keeping systemically important industries - including those in the fields of biotechnology and the life sciences - in Germany and strengthening these industries and ensuring the supply of the German population with vaccines, pharmaceutical drugs and medical products. This initiative aims to create the necessary entrepreneurial framework to promote such systemically relevant industries in Germany and the European Union and to counteract the migration of high technology to other locations, particularly outside of Europe. Specifically, the aim is to reduce the dependence on foreign development and production of pharmaceutical drugs and active ingredients in Germany and the European Union and at the same time to support basic medical research and the transfer of its results into industrial production processes. For these purposes, a strategic investment of the Federal Investor in CureVac AG (directly or at the level of CureVac N.V.) appears particularly suitable due to its market orientation and innovative technology.

E	dievini has participated as an investor in a prominent position for 14 years in several financing rounds of CureVac AG and is the main shareholders of CureVac AG. dievini is itself majority-owned by the Dietmar Hopp family.

F	Therefore, the Federal Government via the Federal Investor and dievini, jointly and without prejudice to the provisions of this Agreement, with a view to Germany and the European Union, expressly declare their joint commitment to (i) the ethical, health care-relevant and economic value of the biotechnology and life science industry, (ii) the promotion of the transformation of research into sustainably viable corporate structures and (iii) the international structure of companies in the biotechnology and life science sector at all levels relevant for operations, organization and financing.

Shareholders' Agreement between Federal Investor, dievini and DH

G	Against this background, the Federal Government, via the Federal Investor intends to invest a total amount of EUR 300,000,000.00 (in words: three hundred million euros) in CureVac AG prior to the IPO and thus to acquire an (indirect) participation in CureVac AG (the "Federal Government Participation"). At the time of the conclusion of this Agreement dievini holds a total of 599,463 of a total of 742,937 shares in CureVac AG (these shares together with shares in CureVac N.V.to be acquired in the future by dievini or its affiliated companies within the meaning of Sections 15 et seq. AktG, the "dievini shareholding").

H	In order to jointly and successfully pursue the interests outlined in this preamble, the Federal Government via the Federal Investor and dievini plan to coordinate and take concerted action with respect to events and measures specified in this Agreement, which at CureVac N.V. and/or at CureVac AG essentially shall require and shall continue to require the approval of the respective general meeting or at least the supervisory board.

I	The Parties assume that a de facto majority at the general meeting of CureVac N.V. will require 45 % of the voting rights at the time immediately after the IPO of CureVac N.V. (the "De Facto AGM Majority Per IPO"). The determination of the number of voting rights required for such a majority of 45% of the voting rights (and thereby the number of Restricted Shares as defined below) shall be based solely on the time immediately after the execution of the IPO. The Parties intend to control such a De Facto AGM Majority Per IPO by combining the Federal Government Participation with a part of the dievini Participation and to maintain this for the term of this Agreement unless such De Facto AGM Majority Per IPO is diluted by potential subsequent capital measures at the level of CureVac N.V. pursuant to the provisions of this Agreement. This shall be achieved by restricting the Federal Government Participation and a certain number of shares of the dievini Participation (the "Restricted Shares") pursuant to the following provisions. Restricted Shares are (i) the Federal government participation plus (ii) the number of shares of the Dievini Participation that equals the delta between (x) the number of shares constituting a De Facto AGM Majority Per IPO and (y) the Federal Government Participation. dievini shall ensure that, during the term of this Agreement, it holds such a number of Restricted Shares in CureVac N.V. which are sufficient within the meaning of preceding sentence.

Shareholders' Agreement between Federal Investor, dievini and DH

J	In accordance with the provisions of this Agreement, the Parties reserve the right to implement the planned concerted action by mutual agreement by means of alternative concepts, even in deviation from the solution of achieving a De Facto AGM Majority Per IPO by means of Restricted Shares, and - if necessary and acceptable to the Parties - to modify this Agreement accordingly in such a case.

This aforesaid, the Parties agree the following:

1	Agreement on partial Restriction of Voting Rights; Rules on Appropriate Conduct and Extension of Obligations

1.1	The Parties hereby subject the Restricted shares to a partial voting restriction applicable to the items of resolution listed in Section 3 in accordance with the provisions of this Agreement (the "Partial Voting Rights Restriction").

1.2	The part of the dievini Participation which, according to the definition of "Restricted Shares", is not required to achieve, together with the Federal Government Participation, the De Facto AGM Majority Per IPO (the "Unrestricted dievini Shares") shall, notwithstanding Section 4.5., not be subject to the Partial Voting Rights Restriction; Shares in CureVac N.V. acquired by the Dievini after conclusion of this Agreement are also not subject to the Partial Voting Rights Restriction; and are furthermore not subject of this Agreement, unless expressly provided otherwise.

1.3	This Agreement on the Partial Voting Rights Restriction of the Restricted Shares does not create a shareholder pool of the Parties in the legal form of a civil-law partnership, be it as an external or internal partnership, nor does it establish joint ownership or fractional ownership of the Restricted Shares for these or any other legal reasons.

Shareholders' Agreement between Federal Investor, dievini and DH

1.4	The Parties undertake that in the period between the conclusion of this Agreement and the implementation of the IPO, including the contribution of the shares in CureVac AG to CureVac N.V., and the entry into force of the articles of association of CureVac N.V., they will act as shareholders of CureVac AG and/or CureVac B.V. as the legal predecessor of CureVac N.V. (the "Implementation Date") in all respects according to the meaning of the contents of this Agreement and will not act or omit to act with respect to anything that would endanger, complicate or render unenforceable this Agreement, its objective, including the achievement of the objectives defined in the preamble, and its content. In particular, dievini and the Federal Investor shall exercise their shareholder rights and use their influence as shareholders in CureVac AG respectively CureVac N.V. and shall also otherwise act to ensure that measures which are Restricted Items of Resolutions within the meaning of Section 3.1 are not implemented without the approval of the respective general meeting, respectively against the votes of the representatives of dievini and Federal Investor on the supervisory board, and, during the term of this Agreement, dievini shall not exercise any drag-along rights under the Investment and Shareholders' Agreement to be concluded with, inter alia the Federal Investor. The shares held by the Parties in CureVac AG and CureVac B.V. shall to this extent be deemed, mutatis mutandis, to be Restricted Shares until the contribution into CureVac N.V. Until the Implementation Date, this Agreement shall therefore be interpreted as if it had been concluded for CureVac AG or CureVac B.V. respectively.

In the event that the IPO is cancelled or is not implemented until August 31, 2020 irrespective of the underlying motives, the Parties will fulfil the obligations set out in this Agreement in the same way at the level of CureVac AG and will exercise their shareholder rights at the level of CureVac AG in such a way as to ensure that these obligations can be fulfilled accordingly. In particular, dievini and the Federal Investor shall exercise their shareholder rights and use their influence as shareholders in CureVac AG respectively CureVac B.V. and will also otherwise act to ensure that measures which are Restricted Items of Resolutions within in the meaning of Section 3.1 cannot be implemented without the approval of the respective general meeting or against the representatives of dievini and the Federal Investor on the supervisory board.

Shareholders' Agreement between Federal Investor, dievini and DH

2	Purpose of Partial Restriction of Voting Rights, Undertaking

2.1	The purpose of the Partial Restriction of Voting Rights is in particular to ensure the common interests of the Parties as set out in the preamble, in particular the industrial policy obligations set out in lit. D of the preamble, with regard to the positioning and development of CureVac N.V. as parent and holding company of CureVac AG and its subsidiaries for certain Restricted Items of Resolutions, which are conclusively defined in in Section 3 of this Agreement, by means of a uniform exercise of voting rights in general meetings of CureVac N.V. The corporate interests of CureVac N.V. (and its subsidiaries) shall thereby be adequately taken into account.

2.2	The Parties undertake,

2.2.1	to discuss with each other the main issues concerning CureVac N.V. (and its subsidiaries), irrespective of the legal and statutory responsibilities of the general meeting, the supervisory board and the management board;

2.2.2	to ensure the uniform exercise of the Parties' Voting Rights of the Restricted Shares with regard to the Restricted Items of Resolutions in the general meeting of CureVac N.V. For this purpose, the Parties shall, in particular, adhere to the corresponding results of the prior internal consultation in accordance with section 4.2;

2.2.3	to ensure that they participate or are validly represented in each general meeting of CureVac N.V.

3	Restricted Items of Resolutions

3.1	The items of resolution, which are listed below and which are subject to the Partial Restriction of Voting Rights in the general meeting of CureVac N.V. or, to the extent that the applicable distribution of responsibilities provides for a responsibility of the supervisory board of CureVac N.V., shall be deemed in each case as restricted items of "Restricted Items of Resolutions".

Shareholders' Agreement between Federal Investor, dievini and DH

3.1.1	Relocation of the tax domicile or the corporate seat of CureVac N.V. and the approval of the relocation of the registered and administrative seat of CureVac AG.

3.1.2	Relocation of material activities of CureVac N.V. in the areas of research, development, production and administration of CureVac N.V. and/or the approval of the relocation of material activities in research, development, production and administration of CureVac AG or its subsidiaries, as well as the relocation of such activities to subsidiaries,

3.1.3	Termination of material activities in research, development, production and administration of CureVac N.V. or its subsidiaries,

3.1.4	Election and removal of members of the supervisory board of CureVac N.V. who have been nominated by the Federal Investor pursuant to section 7.1.2

3.1.5	Decisions on capital measures of CureVac N.V. insofar as these are not assigned to the responsibility of the management board and/or the supervisory board and are subject to the approval requirement pursuant to Section 7.2 of this Agreement,

3.1.6	decisions on material mergers or acquisitions, and

3.1.7	the implementation of and amendments to the articles of association of CureVac N.V., as well as well the consent to respective measures with regard to CureVac AG, in each case exclusively if and insofar as the Restricted Items of Resolution are affected or the mechanisms provided in this Agreement for the implementation of Partial Restriction of Voting Rights and/or according to Section 7.2 would be impaired.

3.2	The Parties agree that they may at any time by mutual consent amend the exhaustive list of the Restricted Items of Resolution by extending or reducing it by way of an amendment to this Agreement.

3.3	The Parties shall, to the extent legally possible, ensure that

Shareholders' Agreement between Federal Investor, dievini and DH

3.3.1	it is stipulated in the articles of association of CureVac N.V. that the measures referred to in Section 3.1 are, to the extent permitted by law, only possible with the consent of the general meeting of CureVac N.V. or the supervisory board members nominated by dievini and the Federal Investor;

3.3.2	it shall be stipulated in the articles of association of CureVac AG that;

3.3.2.1	the relocation of the corporate seat of CureVac AG

3.3.2.2	the relocation of material activities in research, development, production and the administration of CureVac AG or its subsidiaries as well as the relocation of such activities to subsidiaries of CureVac AG

3.3.2.3	the termination of material activities in research, production and administration of CureVac AG or its subsidiaries, and

3.3.2.4	amendments to the articles of association of CureVac AG with regard to the measures listed in Sections 3.3.2.1 to 3.3.2.3 are only possible with the approval of the general meeting of CureVac AG.

3.4	The Parties shall further ensure, to the extent legally possible, that the Restricted Items of resolution are also, to the extent necessary, reflected in the other legal corporate documents of CureVac N.V. and/or CureVac AG in such a way that the purposes related thereto are achieved as comprehensively as possible. In particular, dievini and the Federal Investor shall act to ensure, and exercise their shareholder rights accordingly, that the rules of procedure of the supervisory board of CureVac N.V. and/or CureVac AG are drafted in such a way that measures which constitute Restricted Items of Resolution and fall within the responsibility of the supervisory board cannot be resolved against the votes of the representatives of dievini and the Federal Investor.

4	Internal Coordination and Resolution on Restricted Items of Resolutions

4.1	The Parties will discuss in due course, however at least five (5) Bank Business Days before a general meeting of CureVac N.V., in particular the Restricted Items of Resolution, to the extent that these are the subject of an invitation to the general meeting and/or a resolution proposal for the general meeting of CureVac N.V. In urgent cases, the period of discussion between the Parties may be shortened, so that the discussion between the Parties on the Restricted Items of Resolution can occur at the latest one (1) Bank Business Day (a "Bank Business Day" is a day on which the banks in Frankfurt/Main, Amsterdam and New York are open for business) before a general meeting of CureVac N.V.

Shareholders' Agreement between Federal Investor, dievini and DH

4.2	Unless the Parties jointly decide otherwise, they undertake to exercise their voting rights from the Restricted Shares at the general meeting of CureVac N.V. in the manner prescribed by the Federal Investor after a duly held consultation pursuant to Section 4.1.

4.3	Even without a consultation between the Parties, the Parties are obligated to vote on the Restricted Items of Resolutions in the general meeting of CureVac N.V. pursuant to the instruction of the Federal Investor, unless the Federal Investor has not attended the consultation meeting pursuant to Section 4.1. In case the Federal Investor has not given any instructions for the exercise of the voting rights on the Restricted Items of Resolutions, the Parties are free with the respect to their voting, unless the proposal for the item of resolution has only been introduced at the general meeting of CureVac N.V. In such a case the respective proposal shall be rejected.

4.4	Minutes of the results of the discussion of the Parties and of the instructions of the Federal Investor pursuant to the provisions of this Section 4 shall be prepared for purposes of proof and shall be made available to the Parties without undue delay.

4.5	For the avoidance of doubt, it shall be clarified that dievini undertakes to exercise the rights from the Unrestricted dievini Shares in the context of resolutions of the general meeting on Restricted Items of Resolutions in the same way as the voting rights from the Restricted Shares.

Shareholders' Agreement between Federal Investor, dievini and DH

5	Sale of Restricted Shares

5.1	dievini undertakes to hold the Restricted Shares in CureVac N.V. held by it during the term of this Agreement and not to sell encumber or lend them or to take any measures that result or could result in the loss or shift of voting rights.

5.2	During the term of this Agreement, the Federal Investor shall not sell encumber or lend any of the Restricted Shares held by it or take any other measures which result or could result in a loss or shift of voting rights, unless permitted by this Agreement.

5.3	A sale of Restricted Shares by dievini for the benefit of companies which are affiliated with dievini within the meaning of Sections 15 et seq. German Stock Corporation Act (AktG), ultimate beneficiaries of dievini or their relatives within the meaning of Section 15 German Tax Act (AO), or Prof. Dr. Christof Hettich (Schwetzingen) and Dr. Friedrich von Bohlen and Halbach (Heidelberg) (each a "dievini Shareholder") does not violate the principle set out in Section 5.1 and is expressly permitted, provided that the respective purchaser(s) fully accede to this Agreement, as of the date of the purchase, and fully submit to the obligations set out the herein and in the event that the aforementioned relationships ends, it is ensured that the Restricted Shares are transferred to dievini, companies affiliated with dievini within the meaning of Section 15 et seq. German Stock Corporation Act (AktG), ultimate beneficiaries of dievini or their relatives within the meaning of Section 15 German Tax Act (AO) or dievini Shareholders.

5.4	A sale of Restricted Shares by the Federal Investor to the Federal Government or for the benefit of companies associated with the Federal Government within the meaning of Sections 15 et seq. AktG or legal entities controlled by it, in particular to a public law entity or institution, held by the Federal Government, does not violate the principle set out in section 5.1 and is expressly permitted, provided that the relevant purchaser(s) fully accede to this Agreement in full as of the purchase date and fully submit to the obligations set out herein and, in the event that the aforementioned relationship ends, it is ensured that the Restricted Shares are transferred to the Federal Government or for the benefit of companies associated with the Federal Government within the meaning of Sections 15 et seq. AktG or legal entities controlled by it, in particular to a public law entity or institution, held by the Federal Government, provided that the relevant transferee(s) fully accede to this Agreement as of the purchase date and fully submit to the obligations set out herein existing under.

Shareholders' Agreement between Federal Investor, dievini and DH

6	Extended Holding Period and tender obligations

6.1	Any sale of Restricted Shares by the Federal Investor or dievini and/or Unrestricted dievini Shares by dievini shall be prohibited pursuant to the provisions of this Agreement until the expiration of the applicable holding period as determined in accordance with the applicable stock exchange rules and by-laws of NASDAQ (the "Lock-Up") and within 6 months after the end of the Lock-Up ("Initial Holding Period").

6.2	After the expiration of the Initial Holding Period, dievini may sell Restricted Shares and/or Unrestricted dievini Shares solely in accordance with the following provisions:

6.2.1	Within an additional period of twelve (12) months after the expiration of the Initial Holding Period (the "Extended Holding Period"), dievini shall be permitted to sell Unrestricted dievini Shares for a total consideration (selling price) of up to EUR 250,000,000.00 (in words: two hundred and fifty million Euro).

6.2.2	After expiration of the Extended Holding Period, dievini shall be permitted to sell all of the Unrestricted dievini Shares; irrespective thereof dievini shall be permitted at any time to transfer Unrestricted dievini Shares to a dievini Shareholder, without the tender mechanism for the Federal investor pursuant to Section 6.4 et seq. being triggered. dievini shall be permitted to sell restricted Shares held by dievini after the expiration of the Extended Holding Period, if the purchaser is in a position and makes a legally binding commitment to the Federal Investor to fully accede to this Agreement and fully submit to the obligations arising hereunder and to oblige any individual and universal successors to accede to this Agreement, as well.

6.3	After expiration of the Initial Holding Period the Federal Investor may sell Restricted Shares. In such a case the tender mechanism pursuant to Section 6.4 et seq shall apply by way of analogy for the benefit of dievini during the term of the Agreement.

Shareholders' Agreement between Federal Investor, dievini and DH

6.4	If and to the extent that dievini intends to sell Restricted Shares and/or Unrestricted dievini Shares (together the "Tendered Shares"), dievini undertakes irrespective of Section 6.2, to first inform exclusively the Federal Investor of this intention in writing and to enter into exclusive negotiations with the Federal Investor regarding a possible acquisition of the Tendered Shares. In this respect, dievini shall not have a right to sell and the Federal Investor shall not have an obligation to purchase the Tendered Shares.

6.5	In the event of an intended sale of Restricted Shares and/or Unrestricted dievini Shares and irrespective of Section 6.2 dievini shall notify the Federal Investor of the number of Tendered shares available for sale and the selling price (per tendered share and aggregated) (the "Tender Price") as well as any relevant additional conditions in writing ("Tender Notification"). In case the Federal Investor declares within a period of twenty (20) Bank Business Days from the date of receipt of the notice by Dievini of the intention to sell (including the other information referred to in this Section 6.5) (the "Acceptance Period"), that it will accept this offer, dievini shall, within thirty (30) Bank Business Days, conclude a share purchase agreement with the Federal Investor with the terms and conditions and the Tender Price or refrain from the intended sale. In case the Federal Investor does not declare within the acceptance period, that it accepts the offer or if it does not conclude a respective share purchase agreement within the additional time period, dievini shall be permitted, to freely sell such Tendered Shares otherwise within six (6) months after expiration of the Acceptance Period at least for (but not below) the Tender Price and otherwise with terms and conditions which are not more favorable to the purchaser than the ones notified in the Tender Notification.

6.6	After the end of the end of the Lock-Up a partial or complete sale of Unrestricted Shares held by a dievini Shareholder is possible at any time under observance of the tender mechanism for the benefit of the Federal Investor pursuant to Sections 6.4 et seq.

Shareholders' Agreement between Federal Investor, dievini and DH

7	Other Obligations of the Parties

7.1	dievini and the Federal Investor shall ensure, to the extent legally possible, that the articles of association of CureVac N.V. include respective rights of dievini and the Federal Investor to nominate supervisory board members as follows, whereby the supervisory board will consist of no more than eight (8) members:

7.1.1	in favor of dievini (i) four (4) supervisory board members, if the shares of CureVac N.V. held by dievini represent at least 70% of the share capital of CureVac N.V., (ii) three (3) supervisory board members, if the shares of CureVac N.V. held by dievini represent less than 70% but not less than 50% of the share capital of CureVac N.V., (iii) two (2) supervisory board members, if the shares of CureVac N.V. held by dievini represent less than 50% but not less than 30% of the share capital of CureVac N.V. and (iv) one (1) member of the supervisory board member if the Restricted Shares held by dievini represent less than 30% but not less than 10% of the share capital of CureVac N.V;

7.1.2	in favor of the Federal Investor one (1) supervisory board member, if the Restricted Shares held by the Federal Investor represent less than 30% but not less than 10% of the share capital of CureVac N.V;

7.2	In addition, dievini and the Federal Investor shall ensure, to the extent legally possible, that the creation of a supervisory board committee is provided for, in which representatives of such three (3) shareholders in CureVac N.V. are represented – pro rata to the composition of the supervisory board -, who hold the largest shareholdings in the share capital of CureVac N.V. This committee shall, in preparation of capital measures of CureVac N.V., decide on capital measures without preemption rights and the granting or exclusion of preemption rights of existing shareholders, whereby capital measures without preemption rights and/or the exclusion of preemption rights may not be resolved against the votes of the representatives of dievini and not against the vote of the representative of the Federal Investor. If the formation of such a committee is not possible or if it is not ensured that the Federal Investor is represented on such committee and decisions cannot be taken against the representatives of dievini and against the representative of the Federal Investor, the parties will ensure, to the extent legally possible, that capital measures without preemption rights and the exclusion of preemption rights in connection with capital measures are only possible with the approval of the general meeting of CureVac N.V.

Shareholders' Agreement between Federal Investor, dievini and DH

7.3	Dievini and the Federal Investor shall ensure, to the extent legally possible, that provisions are included in the articles of association of CureVac N.V. pursuant to which the exercise of the voting rights of CureVac N.V. as the sole shareholder in the general meeting of CureVac AG or, to the extent legally possible, the representatives of CureVac N.V.in the supervisory board of CureVac AG requires the prior approval of the general meeting of CureVac N.V. to the extent that measures pursuant to Sections 3.1, 3.3 and 3.4 are concerned on the level of CureVac AG or its subsidiaries. dievini and the Federal Investor will ensure, to the extent legally possible, that these regulations will not be changed during the term of this Agreement without the consent of the Federal Investor:

7.4	The Federal Government classifies CureVac AG as systemically relevant due to its intention to promote and maintain basic medical research and the production of pharmaceutical drugs in Germany respectively the European Union on an industrial scale. Against this background, the Parties agree that dievini will submit a proposal regarding the extent to which an anti-take-over protective mechanism can be implemented at the level of CureVac N.V. and/or CureVac AG against undesired takeover attempts (anti-takeover protection) in the view of the existing rules of corporate and stock exchange organization law. This proposal shall be discussed with the Federal Investor and its reasonable suggestions are to be taken into account.

7.5	Should such a proposal, taking due account of the legitimate interests of CureVac N.V. (and its subsidiaries), show that the introduction of such protective mechanisms as described in Section 7.4 is legally possible, the Parties in each individual case, intend to utilize the scope of action legally and factually available to them to promote and implement the introduction of such protective mechanisms.

Shareholders' Agreement between Federal Investor, dievini and DH

7.6	In a case that in the opinion of the Parties, a sufficient protective mechanism within the meaning of Section 7.4 et seq. is introduced, the Parties shall consider and, if the protective mechanism described in Clause 7.4 is sufficiently effective to maintain the purposes of this Agreement, agree that

7.6.1	the protective mechanisms primarily provided for in this Agreement to implement the concerted action of the Parties by means of Partial Restriction of Voting Rights of the Restricted Shares with respect to Restricted Items of Resolution shall be adjusted accordingly and, to the extent possible, inter alia the number of Restricted Shares subject to Partial Restriction of Voting Rights shall be reduced and released pro rata in relation to the creation of alternative protective mechanisms of comparable effectiveness,

7.6.2	even after a reduction and release of Restricted Shares pursuant to Section 7.6.1, the provisions pursuant to Section 6.1 et seq. shall always apply to their sale by way of analogy.

7.7	The Parties state that by their voting conduct in and concerning the respective corporate bodies of CureVac N.V. (and its subsidiaries) they

7.7.1	will not prevent or otherwise block any capital measures of CureVac N.V. by way of their De Facto AGM Majority Per IPO as long as it is ensured that the parties can maintain their participation in CureVac N.V. at least at the conditions of possible new investors and that the Federal Investor can subscribe to a number of shares necessary to maintain its participation quota;

7.7.2	expressly support and approve international industrial partnerships of CureVac AG (and its subsidiaries), as long as and to the extent no material research, development and production activities of CureVac AG and its subsidiaries with registered seat in Germany are relocated to foreign countries (outside of Germany) or terminated.

8	Investment commitment DH

DH hereby undertakes to invest an amount of EUR 100 million in CureVac N.V. on the occasion of the IPO in order to acquire shares at economic terms and conditions and in particular at a share price corresponding to the issue price of a share in the course of the IPO ("concurrent private placement") (the "IPO shares"). It is hereby clarified that the IPO shares are not subject to this Agreement with the exception of the corresponding application of Section 4.5.

Shareholders' Agreement between Federal Investor, dievini and DH

9	Term

9.1	This Agreement shall enter into force at the end of the day on which it is signed by the Parties and shall have an initial fixed term until December 31, 2023 ("Basic Term"). The Federal Investor and dievini each have the right to extend the Basic Term by one (1) year until December 31, 2024 (the "Extended Basic Term") by giving written notice to the other Party no later than nine (9) months before the expiration of the Basic Term. During the Basic Term and, if applicable, the Extended Basic Term the right to an ordinary termination of this Agreement shall be excluded. Thereafter, this Agreement shall have an indefinite term. Either Party may terminate its participation in this Agreement with a notice period of six (6) months to the end of a calendar year, (i) if the option for the Extended Basic Term has not been exercised for the first time with effect as of the end of December 31, 2023 or (ii) if the option for the Extended Basic Term has been exercised for the first time with effect as of the end of December 31, 2024.

9.2	The right to terminate this Agreement for an important reason remains unaffected.

9.3	This Agreement also terminates, without any notice of termination being required, if the Federal Investor sells all or part of the Federal Government Participation to a third party after the expiration of the initial Holding Period.

9.4	If one of the Parties withdraws from this Agreement due to termination or for other reasons, this Agreement shall only be continued if (i) the Federal Investor or at least one party that has acceded to this Agreement pursuant to Section 5.3 continues to be a party to this Agreement and (ii) Dievini or at least one party that has acceded to this Agreement on the side of or in place of dievini on the basis of Section 5.3, Section 6 or Section 7.6.2 in connection with Section 6 continues to be a party to this Agreement.

Shareholders' Agreement between Federal Investor, dievini and DH

10	Confidentiality

10.1	The following confidentiality provisions shall apply between the Parties until the time of the binding publication of the IPO and its preparatory measures in the so-called "F-1 Filing" at and by the US Securities and Exchange Commission (SEC).

10.2	Each Party undertakes to keep the content of this Agreement and the information obtained on the basis of this Agreement strictly confidential and not to disclose or use it for purposes other than for monitoring and administering its own investment in CureVac N.V. (and its subsidiaries), unless the information (i) is or becomes part of the public domain (except through a breach of this confidentiality obligation by one party), (ii) is or was developed independently or obtained by this Party without the use of confidential information (A) relating to CureVac N.V. (and its subsidiaries) or (B) obtained from or in connection with this Agreement or (iii) is or has been disclosed to this Party by a third party without breach of any confidentiality obligations of this third party towards the Parties and/or CureVac N.V. (and its subsidiaries).

10.3	A Party may, however, disclose confidential information pursuant to Section 10.2 (i) to lawyers, auditors, tax advisors and other professional advisors who are subject to professional secrecy obligations to the extent necessary for their services in connection with this Agreement or the respective Party's investment in the Restricted Shares, (ii) to companies affiliated to a Party within the meaning of Sections 15 et seq. German Stock Corporation Act (AktG) in the ordinary course of business and, in cases of Section 5.3, vis-à-vis the natural persons and legal entities named therein, (iii) vis-à-vis the Federal Government and its officers and agencies, in particular the Federal Audit Office, (iv) vis-à-vis stock exchanges or government offices or agencies to which the respective Party or one of its affiliated companies within the meaning of Sections 15 et seq. AktG has a disclosure obligation with respect to this information, or (v) to the extent required by law or by an enforceable court or governmental order provided that the Party concerned takes reasonable steps to limit the scope of such disclosure to the minimum extent required in each individual case.

Shareholders' Agreement between Federal Investor, dievini and DH

11	Notices

11.1	All declarations and other notices under and in connection with this Agreement shall be made in writing. This requirement is generally fulfilled by documents sent by mail or courier, fax or e-mail (text form, § 126b BGB), unless otherwise provided for in this Agreement in specific cases. Declarations and other notices shall be sent by the Parties to the persons listed below under the respective contact details, who will act as authorized service agents until such authorization is revoked:

Kreditanstalt für Wiederaufbau:

KfW Representative
Palmengartenstr. 5-9
D-60325 Frankfurt am Main
Germany

Fax: +49 (0)69 7431-665703
E-Mail : @kfw.de

with copy to:

Linklaters LLP
Mr. Ulrich H. Wolff
Taunusanlage 8
D-60329 Frankfurt am Main
Germany

Fax: +49 (0)69 71003-333
E-Mail: ulrich.wolff@linklaters.com

Dievini Hopp BioTech holding GmbH & Co KG and Dietmar Hopp:

Johann-Jakob-Astor-Str. 57
D-69190 Walldorf
Germany

Fax: + 49 (0) 6227 8608 470
E-Mail: contact@dievini.com

in each case with copy to:

Prof. Dr. Christof Hettich
c/o RITTERSHAUS Rechtsanwälte Partnerschaftsgesellschaft mbB
Harrlachweg 4

D-68163 Mannheim
Germany

Fax: +49 (0) 621 4256 250
E-Mail : christof.hettich@rittershaus.net

Shareholders' Agreement between Federal Investor, dievini and DH

11.2	Either Party may at any time by a notice to the respective other Parties with the notice period of ten (10) Bank Business Days' replace the person listed above as its authorized service agent and/or change the relevant contact details in the form set out in Section 11.1.

12	Condition Precedent

With the exception of the obligation under Section 10 (Confidentiality), all obligations of the Parties under this Agreement are subject to the condition precedent that the Federal Investor has given a binding commitment to invest a total amount of at least EUR 300 million (i) in the context of a capital increase of CureVac AG and/or (ii) the context of a capital increase of CureVac N.V. as equity into this/these company(ies).

13	Final Provisions

13.1	This Agreement is subject to the laws Federal Republic of Germany.

13.2	This Agreement also applies to any legal successors of the Parties; its contents also refer to any legal successors of CureVac N.V. and/or its subsidiaries.

13.3	In the relationship between the Parties, the provisions of this Agreement take precedence over the provisions of the articles of association of CureVac N.V. (and/or its subsidiaries). In the event of any conflict between the provisions of this Agreement and those of the aforementioned articles of association, this Agreement shall take precedence to the extent permitted by law.

13.4	Unless otherwise provided in this Agreement or in mandatory legal provisions, neither Party shall have the right to assign or otherwise transfer rights under this Agreement in whole or in part to a third party without the prior consent of the other Parties.

Shareholders' Agreement between Federal Investor, dievini and DH

13.5	Any joint and several liability of the Parties from and in connection with this Agreement is excluded, unless otherwise provided for in this Agreement.

13.6	All disputes arising out of or in connection with this Agreement, including all disputes regarding its validity, performance or termination (in whole or in part), shall be finally settled under the Rules of Arbitration (DIS-SchO) and the Supplementary Rules for Corporate Disputes (DIS-ERGeS) of the German Institution of Arbitration e. V. (DIS), under exclusion of ordinary legal proceedings and the jurisdiction of any (other) court or tribunal. The place of arbitration shall be Frankfurt. The arbitral tribunal shall consist of three arbitrators; if the amount in dispute is less than 500,000.00 EUR, the arbitral tribunal shall consist of one arbitrator only. The language of the arbitration proceedings shall be German.

Before referring the matter to the arbitral tribunal, the Parties are obliged to settle the dispute in good faith negotiations. These negotiations shall be deemed to have failed if one Party informs the others accordingly by registered letter.

13.7	Parties who are no longer a Party to this Agreement shall remain Registered by the arbitration clause in Section 13.6.

13.8	Terms which are defined in this Agreement (including it’s the title reference and preamble) shall have the same meaning, if they appear in small caps in the typeface.

13.9	Revisions or amendments to this Agreement or an agreement on its cancellation must be made in writing to be effective. The written form shall not be fulfilled in this respect by means of transmission by means of telecommunication transmission (fax), exchange of letters, electronic form (e-mail) or other text form (Section 126b German Civil Code (BGB)). The requirement of written form agreed herein may only be waived or amended if the requirement of written form is complied with. Oral agreements do not exist.

13.10	Should individual provisions of this Agreements be or become invalid or unenforceable or should this Agreement contain gaps, the validity of the remaining provisions of this Agreement shall remain unaffected. In place of the invalid, unenforceable or missing provision, such valid provision shall be deemed to be agreed which the Parties would reasonably have agreed upon if they had been aware of the invalidity, unenforceability or missing provision at the time of the conclusion of this contract. If any provision of this Agreement is or becomes invalid because of the scope of performance or time periods agreed therein, the scope of performance or time periods agreed in the provision shall be adjusted to the legally permissible scope(s) or period which comes closest to the agreed scope(s) or measure. The Parties agree that the above provisions not only represent a reversal of the burden of proof, but that § 139 BGB is abrogated in its entirety.

Walldorf, 16.6.2020

/s/ Dietmar Hopp
Dietmar Hopp

Frankfurt, 16.06.2020

Kreditanstalt für Wiederaufbau

/s/ Authorized Signatory	/s/ Authorized Signatory
Authorized Signatory	Authorized Signatory

Walldorf, 16.6.2020

Dievini Hopp Biotech holding GmbH& Co. KG vertreten durch
Dievini Verwaltungs GmbH, diese wiederum vertreten durch:

/s/ Dietmar Hopp
Dietmar Hopp